Hopster's LLC

Financial Statements

December 31, 2017 and 2016

Hopster's LLC
Financial Statements
December 31, 2017 and 2016

Table of Contents



Burke & Raphael LLC

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Hopster's LLC

We have reviewed the accompanying financial statements of Hopster's LLC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Unites States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, except for the issue noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Known Departure From Accounting Principles Generally Accepted in the United States of America

Accounting principles generally accepted in the United States of America require the primary beneficiary of a variable interest entity to consolidate the variable interest entity in its financial statements. Management has informed us that the Company's financial statements do not include the accounts of Hopster's Alley LLC, which the Company has determined is a variable interest entity and in which the Company holds a variable interest and is the primary beneficiary. The effects of this departure from accounting principles generally accepted in the United States of America on the financial position, results of operations, and cash flows have not been determined.

Burke + Raphael LLC

September 28, 2018

1

209 West Central Street, Suite 117, Natick, MA 01760 ◆ Phone 508-653-0018 ◆ Fax 508-653-7001

Hopster's LLC
Balance Sheets
December 31, 2017 and 2016

Assets

		2017		2016
Current Assets:				
Cash	$	126,975	$	533,542
Inventory		35,000		7,000
Total current assets		161,975		540,542
Property and Equipment		3,645,276		540,422
Other Assets:				
Security deposits		38,500		3,500
Loan receivable - employee		1,800		-
Deferred tax asset		197,155		-
Due from related party		-		91,268
		237,455		94,768
Total Assets	$	4,044,706	$	1,175,732

Liabilities and Members' Equity

		2017		2016
Current Liabilities:				
Accounts payable and accrued expenses	$	176,332	$	50,477
Line of credit		15,722		26,418
Current portion of long-term debt		351,695		78,331
Loan payable - member		50,000		-
Loan payable - managing member		68,862		-
Due to related party		176,358		-
Total current liabilities		838,969		155,226
Long-Term Liabilities:				
Long-term debt		984,455		208,319
Deferred rent		21,915		9,507
Tenant improvement allowance		563,762		-
Deferred tax liabiity		84,644		-
		1,654,776		217,826
Members' Equity		1,550,961		802,680
Total Liabilities and Members' Equity	$	4,044,706	$	1,175,732

See accompanying notes and independent accountants' review report.

2

Hopster's LLC
Statements of Operations
For the Years Ended December 31, 2017 and 2016

	2017	2016
Sales	$ 1,145,673	$ 1,299,645
Cost of Sales	304,354	314,006
Gross Profit	841,319	985,639
Operating Expenses:		
Labor	513,275	327,814
Operational expenses	223,353	226,462
Occupancy	218,903	169,198
Sales and marketing expenses	59,197	43,573
Start-up costs expensed - Boston	253,506	-
Depreciation and amortization	194,874	139,543
Interest expense	21,341	14,485
Total operating expenses	1,484,449	921,075
Income (Loss) from Operations	(643,130)	64,564
Gain on sale of assets	-	7,451
Income (Loss) Before Taxes	(643,130)	72,015
Deferred Tax Credit	(112,511)	-
Net Income (Loss)	$ (530,619)	$ 72,015

See accompanying notes and independent accountants' review report.

3

Hopster's LLC
Statements of Members' Equity
For the Years Ended December 31, 2017 and 2016

	Preferred Series A-1		Preferred Series A-2		Common		Total Members' Equity
	Units	Amount	Units	Amount	Units	Amount	
Balance at December 31, 2015	-	$ -	-	$ -	5,000	$ 137,880	$ 137,880
Preferred Series A-1 proceeds	1,334	667,208					667,208
Loan payable converted to equity	158	79,041					79,041
Equity issued for consulting expenses	58	28,751					28,751
Net income						72,015	72,015
Less partnership distributions to member						(182,215)	(182,215)
Balance at December 31, 2016	1,550	$ 775,000	-	$ -	5,000	$ 27,680	$ 802,680
Preferred Series A-2 proceeds			2,622	1,311,000			1,311,000
Syndication costs				(32,100)			(32,100)
Net income (loss)						(530,619)	(530,619)
Balance at December 31, 2017	1,550	$ 775,000	2,622	$ 1,278,900	5,000	$ (502,939)	$ 1,550,961

See accompanying notes and independent accountants' review report.

4

Hopster's LLC
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (530,619)	$ 72,015
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	194,873	139,543
Amortization	1,422	665
Deferred rent	12,408	9,507
Tenant improvement allowance applied to rent	(4,738)	-
Accrued expenses for property and equipment	(90,000)	-
Equity issued in payment of expenses	-	28,751
(Increase) decrease in inventory	(28,000)	6,700
Increase (decrease) in accounts payable and accrued expense	125,855	(44,772)
Change in deferred taxes	(112,511)	-
Gain on sale of vehicle	-	(7,451)
Net cash provided by (used in) operating activities	(431,310)	204,958
Cash Flows from Investing Activities:		
Expenditures for property and equipment	(3,166,613)	(102,735)
Payment for security deposit	(35,000)	-
Loan to employee	(1,800)	-
Net cash used in investing activities	(3,203,413)	(102,735)
Cash Flows from Financing Activities:		
Issuance of preferred equity	1,278,900	667,208
Proceeds from long-term debt	1,166,628	-
Tenant Improvement allowance received from landlord	568,500	-
Loan from LLC member	50,000	-
Net advances from (repayments to) line of credit	(10,696)	4,374
Principal payments on long-term debt	(161,664)	(81,126)
Advances received from related party	395,726	38,987
Advances paid to related party	(128,100)	(33,820)
Net loan advances from LLC managing member	68,862	-
Distributions to LLC managing member	-	(182,215)
Net cash provided by financing activities	3,228,156	413,408
Net Increase (Decrease) in Cash	(406,567)	515,631
Cash, Beginning of Year	533,542	17,911
Cash, End of Year	$ 126,975	$ 533,542

See accompanying notes and independent accountants' review report.

Hopster's LLC
Statements of Cash Flows (Continued)
For the Years Ended December 31, 2017 and 2016

	2017	2016
Supplemental Disclosures:		
Interest paid	$ 21,341	$ 14,485
Income taxes paid	-	-
Noncash transactions:		
Long-term debt incurred for purchase of vehicles	43,114	128,582
Loan payable converted to equity	36,118	79,041
Equity applied to syndication fees	32,100	-
Loan proceeds applied to loan acquisition costs	33,372	-
Sale of vehicle applied to loan balance	-	87,154

See accompanying notes and independent accountants' review report.

Note 1 – Description of Operations

Hopster's LLC ("The Company") owns and operates a craft microbrewery and restaurant in Newton, Massachusetts. In December 2017, the Company opened a second location in Boston, Massachusetts. The Company was organized as a Massachusetts Limited Liability Company in 2013. Initially the Company was taxed as a partnership. Effective January 1, 2017, the Company made an election to be taxed as a C Corporation.

Note 2 – Known Departure from GAAP – Variable Interest Entity

Accounting principles generally accepted in the United States of America (GAAP) require the primary beneficiary of a variable interest entity to consolidate the variable interest entity in its financial statements. Management has informed us that the Company's financial statements do not include the accounts of Hopster's Alley LLC, which the Company has determined is a variable interest entity and in which the Company holds a variable interest and is the primary beneficiary.

As described in Note 7, Hopster's Alley LLC is a retail liquor store owned by the spouse of the Company's managing member. The effects of this departure from accounting principles generally accepted in the United States of America on the financial position, results of operations, and cash flows have not been determined.

Note 3 – Significant Accounting Policies

Date of Management Review

In preparing the accompanying financial statements, management has evaluated events and transactions for potential recognition or disclosure through September 28, 2018, the date the financial statements were available to be issued.

Cash and Cash Equivalents

Cash includes cash held in banks and cash on hand.

Inventory

Inventory consists of raw ingredients as well as finished products. Inventory values are recorded at the lower of cost or net realizable value.

See independent accountants' review report.

Note 3 – Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally 5 to 10 years. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company was treated as a partnership for federal and state income tax purposes through the year ended December 31, 2016. In lieu of income taxes, the members of a partnership are taxed on their proportionate share of the partnership's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements for the year ended December 31, 2016. Effective January 1, 2017 the Company is treated as a C Corporation for federal and state income tax purposes.

Deferred Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for temporary differences that will be deductible in the future, and deferred tax liabilities are recognized for temporary differences that will be taxable in the future. Deferred taxes result primarily from the use of different depreciation methods for income tax purposes than for financial reporting purposes. Also, deferred tax assets are recognized for operating losses and tax credits that are available to offset future income taxes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

Gift Cards

The Company sells gift cards in the normal course of business. The Company estimates that approximately 50% of gift cards sold will never be redeemed. The Company recognizes revenues at 50% immediately upon sale of gift cards. For the other 50%, the Company defers and then recognizes revenues ratably over a period of five months, which is the Company's best estimate of the pattern of how gift cards are redeemed. At December 31, 2017 and 2016, the balance of gift cards payable amounted to $23,792 and $32,093 respectively. Deferred revenues from gift cards are included in accounts payable and accrued expenses on the balance sheet.

See independent accountants' review report.

Note 3 – Significant Accounting Policies (Continued)

Sales Tax

The Company collects state and local meals taxes and remits them to tax authorities. These meals taxes are excluded from revenues.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense amounted to $59,197 for the year ended December 31, 2017 and $43,573 for the year ended December 31, 2016.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 – Concentration of Cash Balances

At various times during the year, the Company maintained cash balances in the bank in excess of the FDIC's insurable limit.

Note 5 – Inventory

At December 31, 2017 and 2016, inventory consists of the following:

	2017	2016
Raw materials	$15,000	$ 7,000
Finished goods	20,000	-
Total	$35,000	$ 7,000

See independent accountants' review report.

Note 6 – Property and Equipment

At December 31, 2017 and 2016 property and equipment consist of the following:

	2017	2016
Leasehold improvements	$2,551,217	$ 165,772
Equipment	1,212,992	509,466
Furniture and fixtures	208,149	41,507
Vehicles	224,274	180,159
	4,196,632	896,904
Less accumulated depreciation	551,356	356,482
	$3,645,276	$ 540,422

Depreciation expense amounted to $194,873 for the year ended December 31, 2017 and $139,543 for the year ended December 31, 2016.

Note 7 - Related Party Transactions

Due to/from related party represents loan advances to and from Hopster's Alley LLC. Hopster's Alley LLC is a retail liquor store owned by the spouse of the Company's managing member. These amounts have no fixed repayment schedule and did not bear interest in 2017. Beginning in 2018 these advances will bear interest at 6%.

The Company makes sales to Hopster's Alley LLC. Sales for the years ended December 31, 2017 and 2016 amounted to $32,500 and $20,131 respectively.

In 2016 the Company had a loan payable to a member of the LLC in the amount of $79,041. During 2016 this loan was converted to Preferred Series A-1 equity, along with amounts due to the member for consulting services in the amount of $28,751, for a total conversion of $107,792. In December 2017, the same member made another loan to the Company in the amount of $50,000. This loan is unsecured and has no fixed repayment schedule, and will bear interest at a rate to be determined.

Loan payable – managing member represents advances from the managing member of the LLC. These amounts do not bear interest and have no fixed repayment schedule. The balance at December 31, 2017 and 2016 was $68,862 and zero respectively.

See independent accountants' review report.

Note 8 - Long-Term Debt

At December 31, notes payable consist of the following:

	2017	2016
People's United Bank, note due in monthly installments of $13,982 with interest at 4.5% through 2023, secured by all assets and personally guaranteed by the managing member of the LLC	$ 750,000	-
People's United Bank, SBA loan due in monthly installments of $6,447 with interest at 4% through 2022, secured by all assets and personally guaranteed by the managing member of the LLC	307,347	-
On Deck Capital Inc, loan due with daily payments of $455 on each business day through 2018, with interest at 18%, unsecured	95,148	
Van loan due in monthly installments of $672 with interest at 3.9% through 2023, secured by a vehicle	43,115	
People's United Bank, note due in monthly installments of $2,763 with interest at 3.9% through 2018, secured by all assets and personally guaranteed by the managing member of the LLC	32,207	63,418
People's United Bank, note due in monthly installments of $1,092 with interest at 5% through 2018, secured by all assets and personally guaranteed by the managing member of the LLC	5,856	11,943
Auto loan due in monthly installments of $2,198 with interest at 7.1% through 2022, secured by a vehicle	110,753	128,582
Auto loan due in monthly installments of $679 with interest at 3.9%, through 2021, secured by a vehicle	24,784	31,788

See independent accountants' review report.

Note 8 - Long-Term Debt (Continued)

	2017	2016
Eastern Bank, note due in monthly installments of $1,411 with interest at 7.7% through 2020	-	52,029
Total notes payable	1,369,210	287,760
Less unamortized debt issuance costs	(33,060)	(1,110)
Long-term debt, net of unamortized debt issuance costs	1,336,150	286,650
Less current portion	(351,695)	(78,331)
Long-term debt	$ 984,455	$ 208,319

Principal payments due on long-term debt for the next five years are as follows:

2018	$ 351,695
2019	246,142
2020	257,570
2021	263,347
2022	214,748

Note 9 – Line of Credit

The Company has a $30,000 line of credit with Eastern Bank. This loan is due on demand with a maturity date of May 2022. The loan requires monthly payments of 2% of the outstanding principal balance plus interest at the bank's base rate plus 4.5%. The loan has been personally guaranteed by the Company's managing member.

Note 10 – Lease Commitments

The Company leases space in Newton, Massachusetts under a lease agreement that expires in June 2020, with an option to renew for an additional 5-year term. The lease calls for monthly payments beginning at $3,714 per month and increasing each year to $4,202 per month, plus amounts for operating expenses and real estate taxes. Rent expense under this lease amounted to $56,188 for the year ended December 31, 2017 and $55,960 for the year ended December 31, 2016.

In 2017 the Company began leasing space in Boston, Massachusetts under a lease agreement that expires in October 2027 with an option to renew for 2 additional 5-year terms. The lease calls for monthly payments beginning at $26,473 per month and increasing each year to $34,541 per month, plus amounts for operating expenses and real estate taxes. Rent expense under this lease amounted to $40,838 for the year ended December 31, 2017.

The Company also leases equipment under a lease that expires October 2021. The lease calls for monthly payments of $1,042.

At December 31, 2017, future minimum rental payments due under non-cancelable operating leases are as follows:

2018	$ 379,944
2019	391,010
2020	376,421
2021	358,248
2022	359,328
Thereafter	1,893,818
Total	$3,758,769

Note 11 – Members' Equity

In 2016 the Company amended and restated its LLC Operating Agreement to create three separate classes of LLC membership units – Common units, Series A-1 Preferred units, and Series A-2 Preferred units. The Company may also issue profit interests of Common units in the future. Preferred units are convertible to Common units at the option of the unit holder or upon an automatic conversion event as described in the agreement. The Company has right of first refusal to purchase any member interest.

Series A-1 Preferred units have 2,000 units authorized and 1,550 units issued. Series A-2 Preferred units have 2,622 authorized and issued. All Preferred Series Units were issued at $500 per share. In 2016 Preferred Series A-1 equity was issued in exchange for a loan payable to a member of the LLC as described in Note 7.

See independent accountants' review report.

Note 11 – Members' Equity (Continued)

Series A-1 Preferred unit holders receive a priority return of 6% per annum on the original issue price of $775,000. The unpaid priority return balance for Series A-1 Preferred units as of December 31, 2017 is $46,500.

Under the terms of the agreement, distributions of net cash flow to members, if any, are distributed as follows: first to all members pro rata for tax liabilities, then next to Series A-1 Preferred unit holders in satisfaction of their priority return, then the next 80% is split 80/20, with 80% to all Preferred Series A-1 and A-2 unit holders pro rata until each such holder receives a return of its capital contribution, and 20% to Common unit holders; then the final 20% to Common unit holders.

If there is a sale or disposition of all or a significant portion of the Company's business, distributions of those capital proceeds are distributed as follows: first to all members pro rata for tax liabilities, then next to Series A-1 and A-2 Preferred unit holders pro rata for any unpaid priority return and return of capital contribution, with the remainder to all Common unit holders.

Note 12 – Income Taxes

The Company was treated as a partnership for federal and state income tax purposes through the year ended December 31, 2016. As a partnership, no provision or liability for income taxes has been included in the financial statements for the year ended December 31, 2016. Effective January 1, 2017, the Company made an election to be taxed as a C Corporation. As a C Corporation, the Company incurred no income tax liability for the year ended December 31, 2017.

At December 31, 2017 the Company has federal net operating loss carryovers of $246,700 and state net operating loss carryovers of $294,700 available to offset taxable income through the year 2037. In addition, the Company has unused general business federal tax credits of $15,200 available to offset future income taxes through the year 2037.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. In 2016, the Company is not a taxpaying entity for income tax purposes, and thus any change as a result of examination by government agencies would not have an impact at the entity level. As of 2017, the Company became a taxable entity. As of December 31, 2017, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2017, the Company's federal and state tax returns generally remain open for examination from the years 2014 to present.

See independent accountants' review report.

Note 13 – Deferred Income Taxes

At December 31, 2017 deferred tax assets and liabilities consist of the following:

Deferred tax assets:	
Start up Costs	$ 100,208
Deferred rent	6,355
Net operating loss carryforwards	75,392
Tax credit carryforwards	15,200
Total deferred tax assets	197,155
Deferred tax liability – Depreciation	(84,644)
Net deferred tax asset	$ 112,511

There is no valuation allowance for deferred tax assets at December 31, 2017.

Note 14 - Recently Issued Accounting Pronouncements

The FASB issued ASU No. 2016-02, Leases, which will be effective for fiscal years beginning after December 15, 2019. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on the Company's financial statements.